Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: February 4, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVIII”); General Fusion Inc., a British Columbia limited company (“General Fusion”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVIII will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVIII, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVIII will change its name to “General Fusion Inc.”

On February 4, 2026, theCUBE posted on its website an interview that John Furrier conducted with the Chief Executive Officer of General Fusion, Greg Twinney. The following is a transcript of that interview:

John Furrier

>> Hello, I’m John Furrier with theCUBE. We are here at our New York Stock Exchange studio. Of course, we have our Palo Alto, California here in New York at the NYSE, covering both coasts, East and West tech and Wall Street money. We got a guest coming all the way from Canada. Greg Twinney of General Fusion, a company that is doing really good work to solve one of the biggest concerns we’re seeing in our society and around the world, that’s energy. Greg, thanks for coming on remotely. Appreciate it.

Greg Twinney

>> John, pleasure to be here. Thanks for having me.

John Furrier

>> So obviously for the past decade or so, we saw the rise of mining on Bitcoin, crypto. We see the AI challenge right now, the arms race. Jensen Huang, the CEO of NVIDIA, who leads the option board every day here at the Stock Exchange. He’s presented a stack at his conference in DC recently a couple months ago and it was like a stack of hierarchy of needs. Energy was on the bottom. Okay. So energy obviously is a huge deal. You guys are on track to do a commercialization with Fusion. It is very difficult and there’s been a lot of people trying this. Tell us about what you’re working on, status, progress, and what it’s all about.

Greg Twinney

>> Great. Yeah. So first of all, as you kicked off, the demand for energy that has been increasing and accelerating has only just exasperated by AI, data centers, crypto, you name it. All of these things, electrification of everything, driving huge demand for electricity, for energy. And when you look across the globe at the existing technologies, there’s going to be the ability to increase. Of course, you can drill, you can put fission on the grid, but ultimately you’re going to need a clean, virtually limitless base load, like on demand, energy source and to accelerate the pace of all of these things that we hear in and around AI. And I listen to similar probably podcasts that you do and talks and attend different conferences, and energy is going to be the pacesetter for the advancement of these technologies. And we’re set up, at General Fusion, to be a leader in bringing fusion to market. And our current target, based on all of the work that we’ve done over the last two decades, is that we will have our first of a kind up and running by the mid 2030s, which isn’t that far off.

John Furrier

>> Yeah. It’s a code that not many people have cracked at all commercially. What’s the hard problem? What is the pacing item? What’s the blocker? What are some of the things that you’re looking down the road at that you’re working on?

Greg Twinney

>> Yeah. So the science of fusion, we see fusion every day when we look up at the sun and the stars. That’s fusion happening right in front of us and we depend on it. Creating those similar conditions inside of a machine on earth on demand is what we and others are looking to do. The science has been proven at all sorts of different scales, in national labs and academia. And really what the industry needs to do, and where we are leader in, is taking that science, the demonstration of fusion and moving it from science project ultimately to commercial power plants that can be deployed globally and satiate that huge energy challenge. And so from the beginning, at General Fusion, we started the company over 20 years ago, the end in mind has been power plants.

And so you need to, of course, demonstrate fusion and the science, but you need to do it in a way that will ultimately translate to power plants that can deliver energy that’s economical, scalable, and deployable. And that’s what we’ve done right from the beginning. So we take a very unique approach to the technology. We’ve had 20 years to de-risk it. And now the most exciting time for us is bringing all of that together in a large scale demonstration that we commissioned just last year.

John Furrier

>> Take us through the business model right now or business approach. Absolutely de-risking. There’s a science involved, a lot of research, PhDs cranking away. Where are you now? Are you on the cusp of pilots? What’s the product, business model kind of thing going on now for you guys? Are you moving the needle? Give us the status of where you’re at in the progress.

Greg Twinney

>> Yeah. So for us, the stage that we’re at is demonstrating our unique approach to fusion at a commercially relevant scale. So we’ve done a lot of fusion. We’ve got 34 peer reviewed papers and patents and all of those things. But demonstrating our unique approach, which allows us to move into commercialization at 50% power plant scale, is what we are on the cusp of doing right now, with a machine that we just commissioned last year and have now started shooting these super heated gases called plasmas and compressing them. And our goal is to hit fusion conditions, which is really ... The early conditions are all about temperature. We need to see 10 million, 100 million degree temperatures inside of our machine, and we have a path to do that and demonstrate that over the next couple of years.

John Furrier

>> So are people knocking on your door right now in the data center area? Who is some of your early aligned go to-market partners? Obviously a lot of co-designs involved because of science. The mechanisms probably have to get baked out and built out. What’s the current relationship on that path? And what’s some of the conversations about?

Greg Twinney

>> Yeah. So for us, while we’re taking a unique approach, we have partners. And in the early days, we were partnering with national labs, academia, science partners. Help us to validate, communicate, and move the technology forward on the science side of things. More recently, we started to have technology type partners that are helping us to develop and work our way through this technology roadmap. But then what comes next is our first customers. And so we started early on that and built ourselves a market development advisory committee of first movers all around the world that are utilities, industrial heat users, et cetera, that we meet with on a regular basis to ensure that what we’re doing is going to actually end up <inaudible>. And so yeah, we have a lot of conversations that have accelerated over the last couple of years in particular with this up into the right demand curve for energy.

John Furrier

>> On the product side, scope the ... I’m trying to visualize what the product is. Is it like a huge substation? Is it like devices? Take us through how it works and how you see that being deployed as it rolls out in the future. What’s it going to look like?

Greg Twinney

>> Yeah. So as you can imagine, creating the conditions similar to the sun inside a machine is a challenge. And to layer on top of that challenge, you need to be doing it in a way that’s going to turn into a power plant. And so those are harsh conditions inside there. High temperatures, neutrons that get created through the fusion process can actually damage machines. And so right from the beginning, we took an approach that would overcome those challenges of running a fusion power plant in those extreme conditions. And we built and designed an approach that basically uses ... It’s kind of like a diesel engine. So you create this super heated gas that’s considered a plasma. Those are a few million degrees temperatures in our case. And then what we do, much like a diesel engine, we inject that fuel into a vessel, we compress it and it heats up more, and then we release the compression.

So it’s like a pulsed basis, much like a diesel engine. And those pulses create the densities and temperatures of fusion in our case and allow us to run the machine. What’s a little different about what we’re doing versus everybody else is the way that we contain this plasma, the way that we compress the plasma, is using a liquid metal, just simple lithium. And having that liquid metal surrounding the plasma allows us to heat it up, capture the energy, protect the machine, and extract all the heat in a way that other approaches are going to be really challenged to do. So for us, we’ve got this sort of unique approach of taking existing materials, a lot of existing technologies, we’re not using superconducting magnets or lasers, to build a power plant using pistons, lithium. And really the beauty of fusion is that you can have a power plant virtually anywhere in the world that you could put a hospital. If you think about the footprint of a hospital, you think about the safety of a hospital that’s working in medical isotopes, that is the sort of same safety profile that you have in a general fusion power plant.

John Furrier

>> So the commercialization formats are really compatible. It’s not like you got to corner off a big area. It’s practical.

Greg Twinney

>> It’s very practical, which allows for much more economical, it allows for dispatchable. It allows for a much more predictable path to power on the grid, because the regulatory burden is completely different than that from fission.

John Furrier

>> I have to ask you because I’m curious, because about eight years ago when I started having conversation around quantum computing, very similar in scope. All these big machines and it’s all custom and hard science. Now you’re seeing that come to the market and people are using GPUs and other technology to make their entanglements and their quantum machines better. And there are also use cases specifically tied to these, so this similar pattern. Question for you is, are you using any technology simulations? How do you guys make the product? There must be some tech involved. Just share your thoughts on what goes in to making that work, because you got the holy grail right there. If that can be commercialized, that’ll solve a lot of problems. But I’m sure there’s a lot of simulation, a lot of science. What’s involved in the tooling, making the product?

Greg Twinney

>> Yeah. So you’re hitting on all the right things. We use a lot of simulation in AI in all of the work that we do. However, the difference in approach that we take is we also build machines and have built dozens of machines to prove out that these simulations, that these assumptions, underlying assumptions, whether that be on the physics side or engineering side, actually work because we are pioneering a new ... This is new. And so you can simulate things as a starting point, but you need to demonstrate them physically and do the practical fusion piece of it. Otherwise, you could be climbing the wrong mountain and getting wrong data from the simulation. So what we’ve done is we simulate, we run our demonstrations, we get peer reviews, and then that helps us to rebuild the simulation models that we’ve got and design the next machines with a much, much more accurate and realistic simulation rather than just theoretical.

John Furrier

>> I love looking at other founders and entrepreneurs like Jeff Bezos, Jensen Huang. They’ve done all the hard work and done revolutionary things. I have to ask you, I mean, there’s always hard decisions, what’s the hardest thing you’ve overcome? And two, Bezos talks about the one-way door, two-way door thing, where you don’t want to walk through a one-way door and not get back. You want to have experiments. What were some of the learnings? What were the hard things you guys done or decisions? And what’s a one-way door for you and a two-way door? How do you think about that as CEO? Because you have a lot going on. Again, false positive data, the right decisions. A lot’s on the line.

Greg Twinney

>> Yeah. So actually, Jeff Bezos is an investor of ours and I’ve had the opportunity to share thoughts with him several times, and I’m a big fan. We also recently brought on an ex employee of his, the ex CEO of Blue Origin. Bob Smith is a strategic advisor of mine. And so I’ve been able to tap into some of those learnings. However, I myself, I’ve spent my entire career bringing new technologies from an idea in a founder’s head to commercial success and scale up and exits, et cetera, and done this several times. And really what I believe is truly important, especially in regards to fusion, is focus. And you need to have a very strong why, which that’s easy to do with fusion. The opportunity is massive, both financially and just making the world a better place with clean, limitless energy.

And so having that strong why and the focus and fortitude to continue to move forward on that, not get distracted with vanity metrics, side businesses, and these types of things. And so for us at General Fusion, we’ve been pure play from the beginning. We’ve avoided going down rabbit holes, side businesses, because the prize for fusion and commercializing fusion is so big, we’ve got to stay focused on it. It’s a hard problem. So we’ve been really disciplined about that piece. I would say the second thing also is you got to know when to stop working on things. And in an industry that’s been often dominated by scientists, academia, national labs, which very, very helpful and provide a baseline and we work with a lot of them, you need to have the discipline to realize what’s next and when to stop working on something.

And once you’ve got the data from that simulation or that machine or that demonstration or that peer review paper. And so that’s another thing that I think has allowed us to keep this incredible pace at General Fusion is that discipline to stop working on things once you’ve got the information that you need. And this all puts us in a really great path to mid 2030s deployment of a first of a kind plant. And that’s going to be a very, very exciting time for us, but just humanity broadly.

John Furrier

>> I love the focus angle on that for sure. And it’s hard, scientists get married to their ideas and projects, they get their hands on it. You got to peel their hands off the projects. I’m sure it must be very difficult. The question I have for you, given the upside potential, obviously the prize is big, so yeah, check on the business front. But also the society benefit’s huge. You mentioned that just now. What’s the role of private-public partnerships in your journey? Can you share your relationship with, has there been money from governments? You mentioned labs earlier. How has that collaboration been for you guys?

Greg Twinney

>> So we’re really lucky in this regard. We’re a Canadian company and we have partnerships all over the world. In the US, we partner with the US Department of Energy. In the UK. The US Atomic Energy Authority is a deep technical partner and we participate in different programs in each of those areas. But being in Canada has put us in a uniquely advantageous position of having a government very, very focused on us as a company. There’s a global race happening in fusion, countries all around the world racing for that big prize that you speak of, John. And we are Canada’s horse in that race. And we’ve had the support of the Canadian federal government, mostly financially, but also engagement with the Canadian nuclear laboratories and other institutions in Canada that have given us a real advantage and leg up. And we’re really grateful for the support that they’ve provided, but continue to reach out to global governments as well. And it’s an exciting time and creates a lot of tailwind for us as a company.

John Furrier

>> Well, it’s a decade plus journey for you guys. Awesome. I have to ask, because I have my UN pin at home and we’ve been covering clean tech for over a decade. And with sustainability, there’s a huge discussion, zero carbon. There’s concern about radioactive waste, meltdown risk. These are like fear. I’m not saying that you guys have that, but how do you talk to that market? Because there’s a huge mission. I think there’s a shared mission around zero carbon on safety.

Greg Twinney

>> Yeah, safety has really plagued the fission industry in the past and caused things to go much, much slower than what was possible. The beauty of fusion is that you don’t have those safety concerns, and not because of the way that we’re protecting ourselves from fusion, but because of the physics of fusion. Fusion is not a chain reaction. And what happens when fusion fails is nothing. You just don’t get fusion. And maybe to create those conditions for fusion to happen are so challenging that that actually, the flip side positive is that when you can’t create them, nothing happens. And you’re not working with uranium, there’s no long-live radioactive waste. There’s no chance for a meltdown in fusion. The worst thing that can happen is virtually nothing. So that’s-

John Furrier

>> That’s not an issue. But you get to zero carbon, you’re around that mission, you check that box for sure.

Greg Twinney

>> Yeah. Yeah. What we create is energy and helium as a side product, and that’s what ends up in kids’ party balloons. So no challenge there.

John Furrier

>> Well, you got a lot of fun things going on around. Your hard problems, it’s brutally hard. Appreciate what you do. And again, energy is going to be the hottest topic. Water, cooling, energy, scarce resource, of course. You guys are on a very practical engineering led mission. Really appreciate the time and good luck, and we’ll be following the journey. Hopefully before 2030.

Greg Twinney

>> Excellent. This has been great. Really appreciate the time today.

John Furrier

>> Appreciate it, Greg. Thank you.

Greg Twinney

>> Bye-bye.

John Furrier

>> I’m John Furrier for theCUBE. Here at AI Factories, energy is number one, and the technologies will find a path. You’re starting to see progress now. All the signals and signs are pointing to innovation around the demand and need for more energy. Stay here with theCUBE. We’re doing our part to bring you the action. Thanks for watching.

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Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Business Combination”), SVIII intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), which will include a prospectus with respect to SVIII’s securities to be issued in connection with the proposed Business Combination and a proxy statement to be distributed to holders of SVIII’s Class A ordinary shares in connection with SVIII’s solicitation of proxies for the vote by SVIII’s shareholders with respect to the proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVIII plans to file the definitive Proxy Statement with the SEC and to mail copies to SVIII’s shareholders as of a record date to be established for voting on the proposed Business Combination and other matters to be described in the Registration Statement. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVIII may file with the SEC. Before making any investment or voting decision, investors and securityholders of SVIII and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about General Fusion, SVIII and the proposed Business Combination. Investors and securityholders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVIII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVIII may be obtained free of charge from SVIII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVIII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVIII’s shareholders in connection with the proposed Business Combination. For more information about the names, affiliations and interests of SVIII’s directors and executive officers, please refer to the final prospectus from SVIII’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “IPO Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVIII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVIII’s, General Fusion’s, or their respective management teams’ expectations concerning the proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine 26 (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVIII and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVIII’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVIII and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVIII related to the Business Combination Agreement or the proposed Business Combination; (viii) failure to realize the anticipated benefits of the proposed Business Combination; (ix) the inability to maintain the listing of SVIII’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the proposed Business Combination may not be completed by SVIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVIII; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVIII nor General Fusion presently know or that SVIII and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the risks to be described in the Registration Statement; and those discussed and identified in filings made with the SEC by SVIII from time to time. General Fusion and SVIII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVIII undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVIII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed Business Combination, in SVIII’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.